                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 4
                                       TO
                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           COAST DENTAL SERVICES, INC.
                       (Name of Subject Company (Issuer))

                           COAST DENTAL SERVICES, INC.
                        (Name of Filing Person (Offeror))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    19034H102
                      (CUSIP Number of Class of Securities)

                               TIMOTHY G. MERRICK
                     VICE PRESIDENT - FINANCE AND SECRETARY
                    2502 ROCKY POINT DRIVE NORTH, SUITE 1000
                              TAMPA, FLORIDA 33607
                                 (813) 288-1999
           (Name, Address and Telephone Number of Person Authorized to
          Receive Notice and Communications on Behalf of Filing Person)

                                   COPIES TO:
Edward J. Richardson, Esquire                 Robert J. Grammig, Esquire
Shumaker, Loop & Kendrick, LLP                Holland & Knight, LLP
101 East Kennedy Boulevard, Suite 2800        400 North Ashley Drive, Suite 2300
Tampa, FL 33602                               Tampa, FL 33602
(813) 229-7600                                (813) 227-8500
--------------------------------------------------------------------------------
                           CALCULATION OF FILING FEE*
--------------------------------------------------------------------------------
         TRANSACTION VALUATION                    AMOUNT OF FILING FEE
              $5,788,494                                 $533.00
--------------------------------------------------------------------------------

         * For purpose of calculating the filing fee only. The fee is $92 per $1,000,000 of the aggregate offering amount (or.000092 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #10, issued by the Commission on February 7, 2003. The amount assumes the purchase of 1,286,332 shares of common stock of Coast Dental Services, Inc. ("Coast Dental"), for a price per share of $4.50. Such number of shares represents (i) the sum of the 2,091,223 outstanding shares of Coast Dental as of March 1, 2003 and 261,721 shares issuable upon exercise of outstanding options to purchase shares (other than options held by the continuing shareholders), (ii) less 1,066,800 shares held by the continuing shareholders who have notified Coast Dental that they do not intend to tender their shares in this tender offer.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $533         Filing Party: Coast Dental Services, Inc.
Form or Registration No.: Schedule TO  Date Filed:   March 4, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender-offer subject to Rule 13e-4.

[X]      going private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on March 4, 2003, as amended by Amendment No. 1 filed with the SEC on March 13, 2003, Amendment No. 2 filed with the SEC on March 14, 2003, and Amendment No. 3 filed with the SEC on April 1, 2003 (collectively, the "Schedule TO"), by Coast Dental Services, Inc., a Florida corporation ("Coast Dental") relating to the offer by Coast Dental to purchase any and all of its outstanding shares of common stock, par value $.001 per share (the "Shares"), at a price of $4.50 per Share, net to the seller in cash, without interest.

         The information set forth in the Schedule TO is expressly incorporated herein by reference in response to all the items of this Amendment No. 4 to Schedule TO, except as set forth below. Except as provided herein, this Amendment No. 4 does not alter the terms and conditions previously set forth in the Offer, and should be read in conjunction with the Schedule TO. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Schedule TO and the Offer to Purchase dated March 4, 2003 (the "Offer to Purchase"), a copy of which was filed as Exhibit (a)(1) to the Schedule TO, as amended by the Amendment and Supplement to the Offer to Purchase dated April 1, 2003, a copy of which was filed as Exhibit (a)(13) to the Schedule TO.


ITEM 12. EXHIBITS.


(a)(1)   Offer to Purchase.*
(a)(2)   Letter of Transmittal.*
(a)(3)   Notice of Guaranteed Delivery of Shares of Common Stock.*
(a)(4)   Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(6)   Letter to Shareholders from Coast Dental.*
(a)(7) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(8)   Text of Press Release dated February 21, 2003, issued by Coast Dental.*
(a)(9)   Test of Press Release dated March 4, 2003, issued by Coast Dental.*
(a)(10)  Text of Press Release dated March 13, 2003, issued by Coast Dental.**
(a)(11)  Text of Press Release dated March 14, 2003, issued by Coast Dental.***
(a)(12)  Text of Press Release dated April 2, 2003, issued by Coast Dental. ****
(a)(13)  Amendment and Supplement to Offer to Purchase, dated April 2,
         2003. ****
(a)(14)  Text of Press Release dated April 11 2003, issued by Coast Dental.
(b)(1) Revolving Credit, Term Loan and Security Agreement dated December 31, 2002 between Coast Dental and CapitalSource Finance, LLC.*
(b)(2) Credit Agreement dated February 28, 2003 between Coast Dental and the Diasti Family Limited
         Partnership.*
(c)(1) Opinion of Capitalink, L.C. On Fairness, dated February 19, 2003, (Included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1))*
(c)(2) Report to the Special Committee by Capitalink, L.C. dated February 19, 2003.*
(d) Letter dated February 26, 2003 to Coast Dental Board of Directors from Continuing Shareholders.*
(e)      Not applicable.
(f) Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporation Act (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1))*
(g)      None
(h)      None

* Filed with the Securities and Exchange Commission previously on March 4, 2003 on Schedule TO.

**   Filed with the Securities and Exchange Commission previously on March 13,
2003 on Amendment No. 1 to Schedule TO.

*** Filed with the Securities and Exchange Commission previously on March 14, 2003 on Amendment No. 2 to Schedule TO.

**** Filed with the Securities and Exchange Commission previously on April 2, 2003 on Amendment No. 3 to Schedule TO.




                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 11, 2003

                                   Coast Dental Services, Inc.

                                   By:    /s/ Timothy G. Merrick
                                       -----------------------------------------
                                   Name:  Timothy G. Merrick
                                   Title: Vice President - Finance and Secretary



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

                                  EXHIBIT INDEX



(a)(1)   Offer to Purchase.*
(a)(2)   Letter of Transmittal.*
(a)(3)   Notice of Guaranteed Delivery of Shares of Common Stock.*
(a)(4)   Letter to Brokers, Dealers, Banks, Trust Companies and Other
         Nominees.*
(a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(6)   Letter to Shareholders from Coast Dental.*
(a)(7)   Letter to Clients for Use by Brokers, Dealers, Banks, Trust
         Companies and Other Nominees.*
(a)(8)   Text of Press Release dated February 21, 2003, issued by Coast Dental.*
(a)(9)   Test of Press Release dated March 4, 2003, issued by Coast Dental.*
(a)(10)  Text of Press Release dated March 13, 2003, issued by Coast Dental.**
(a)(11)  Text of Press Release dated March 14, 2003, issued by Coast Dental.***
(a)(12)  Text of Press Release dated April 2, 2003, issued by Coast Dental. ****
(a)(13)  Amendment and Supplement to Offer to Purchase, dated April 2,
         2003. ****
(a)(14)  Text of Press Release dated April 11 2003, issued by Coast Dental.
(b)(1) Revolving Credit, Term Loan and Security Agreement dated December 31, 2002 between Coast Dental and CapitalSource Finance, LLC.*
(b)(2) Credit Agreement dated February 28, 2003 between Coast Dental and the Diasti Family Limited Partnership.*
(c)(1) Opinion of Capitalink, L.C. On Fairness, dated February 19, 2003, (Included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1))*
(c)(2) Report to the Special Committee by Capitalink, L.C. dated February 19, 2003.*
(d) Letter dated February 26, 2003 to Coast Dental Board of Directors from Continuing Shareholders.*
(e)      Not applicable.
(f) Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporation Act (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1))*
(g)      None
(h)      None

* Filed with the Securities and Exchange Commission previously on March 4, 2003 on Schedule TO.

**   Filed with the Securities and Exchange Commission previously on March 13,
2003 on Amendment No. 1 to Schedule TO.

*** Filed with the Securities and Exchange Commission previously on March 14, 2003 on Amendment No. 2 to Schedule TO.

**** Filed with the Securities and Exchange Commission previously on April 2, 2003 on Amendment No. 3 to Schedule TO.

                                                               Exhibit 99(a)(14)

                                    Timothy G. Merrick, Vice President - Finance
                                                     Coast Dental Services, Inc.
                                                    2502 Rocky Point Drive North
                                                                      Suite 1000
                                                           Tampa, Florida  33607
                                                                  (813) 288-1999













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